Exhibit 99.5

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Angola: Total to sell an interest in Block 14 to INPEX

Paris, August 21, 2012 – Total today announced that it has agreed to sell to INPEX CORPORATION a 9.99% indirect interest in offshore Angola Block 14. The transaction remains subject to the approval of Angolan authorities.

Block 14

Block 14 is located approximately 100 km offshore from Cabinda in Angola and covers approximately 4,094 km2 with a water depth ranging from 200m to 1,500m. Block 14 started production in 1999 and currently produces in excess of 160,000 barrels of oil per day (boe/d) of medium light crude oil. Block 14 is operated by Cabinda Gulf Oil Company Limited (31%) and other partners alongside Total (20%) are Sonangol Pesquisa e Produção, S.A. (20%), Eni Angola Exploration, B.V. (20%) and Galp Exploração e Produção Petrolífera, S.A (9%).

Total’s 20% share of Block 14 will be transferred to a newly formed Total affiliate – Angola Block 14 B.V. – in which INPEX will become a shareholder.

Total Exploration & Production in Angola

Total has been present in Angola since 1953. In 2011, Total’s SEC* equity production amounted to 135,000 barrels of oil equivalent per day. Most of this production comes from Blocks 17, 0 and 14. At the end of 2011, Total operated 640,000 barrels of oil equivalent per day, making it the country’s leading oil operator.

Total’s main asset in Angola is deepwater Block 17, which it operates with a 40% interest. The block contains four major hubs: Girassol-Rosa, Dalia and Pazflor, which are currently in production; and CLOV (Cravo, Lirio, Orquidea and Violeta), whose development was launched in 2010.

The Group also operates the ultra-deepwater Block 32, in which it holds a 30% stake. Twelve discoveries have confirmed the block’s potential for oil production, and development studies are underway on a first production area in the central southeastern sector of the block.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

In addition, the Angola LNG project is building a liquefaction plant near Soyo to bring the country’s natural gas reserves to market. Total has a 13.6% interest in the project. The plant will initially be supplied with associated gas from fields on Blocks 15, 17 and 18 then also from gas fields on Blocks 0 and 14.

In Angola, as in all its host countries, Total makes sure that health, safety and the environment are paramount priorities. In addition, Total is committed to developing the local oil industry by recruiting and training local workers. Total is strengthening the local economy through its ambitious “Angolanization” and technology transfer plan.

Total E&P Angola implements a transparent, wide-reaching corporate social responsibility process focused on three main areas: health, education and local economic development.

*SEC: U.S. Securities and Exchange Commission

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com